CALIBERCOS INC.

8901 E. Mountain View Rd. Ste. 150

Scottsdale, AZ 85258

February 14, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CaliberCos Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-267657 (the “Registration Statement”)

Ladies and Gentlemen:

Reference is made to our letter filed as correspondence via EDGAR on February 9, 2023, in which we requested the acceleration of the effective date of the above-captioned Registration Statement for February 13, 2023 at 4:30 p.m. Eastern Time, in accordance with Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date. We will notify you once we are prepared to request acceleration of the effective date of the above-captioned Registration Statement.

Respectfully,

CALIBERCOS INC.

By:	/s/ John C. Loeffler
Name:	John C. Loeffler, II
Title:	Chairman and Chief Executive Officer